UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-50906

CUSIP NUMBER:  29759Y-10-7

(Check One):	[ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR
For Period Ended:  June 30, 2010

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________

PART I – REGISTRANT INFORMATION

SEVEN ARTS PICTURES PLC.
Full Name of Registrant

Former Name if Applicable

38 Hertford Street
Address of Principal Executive Office (Street and Number)

London W1J 7SG UNITED KINGDOM
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

XX	(b)	The subject annual report on Form 20-F, will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Report on Form 20-F for the period ended June 30, 2010, could not be filed without unreasonable effort or expense within the prescribed period due to the responses to auditor inquiries and documentations and SEC comments on our recent Registration Statement on Form F-1, as a result of which our other internal accounting staff and outside independent auditors require additional time to conclude their preparation and review, respectively, of our financial statements and notes thereto for the current period.  We will also need additional time to prepare the related Item 2 disclosure of Management's Discussion and Analysis of Financial Condition and Results of Operations.

PART IV – OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification:

Peter Hoffman	(323)	372-3080
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  [X] Yes   [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [  ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEVEN ARTS PICTURES PLC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2010	By:	/S/ PETER M. HOFFMAN
Peter M. Hoffman
Chief Executive Officer